Exhibit 99.2

Confirmation of Exchange Offer for the Delisting and Removal from

BM&FBOVESPA Level 2 Corporate Governance of TAM S.A.

(“Exchange Offer”)

Sao Paulo, June 22, 2012. – TAM S.A., LAN Airlines S.A. and Holdco II S.A., as per item 4.2.1 of the registration of the Exchange Offer published on May 10, 2012 (the “Edital”), announce to their shareholders, the market and BM&FBOVESPA that all conditions mentioned in the Edital have been met and, therefore, the Exchange Offer is confirmed and irrevocable.

The auction is confirmed to take place today at 10am Brazil time / 9am Eastern Daylight Time on the electronic trading system of the Bovespa section of BM&FBOVESPA.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its subsidiaries in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its subsidiaries, as well as TAM SA and its subsidiaries TAM Linhas Aereas SA, including its business units TAM Transportes Aereos del Mercosur SA TAM Airlines (Paraguay) and Multiplus SA.

This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 150 destinations in 22 countries and cargo services to about 169 destinations in 27 countries, with a fleet of 310 aircraft. In total, LATAM Airlines Group S.A. has more than 51,000 employees and its shares are traded in Santiago and on the New York, in the form of ADRs, and Sao Paulo Stock, in the form of BDRs, exchanges.

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.lan.com or www.tam.com.br, respectively.

Further information at www.latamairlinesgroup.net

LAN Airlines Contact Information	TAM S.A. Contact Information

External Communications Department	Media Relations
(562) 565 3878	(11) 5582-9748 / 7441 / 7442 / 2572 / 8795 / 2578
comunicaciones.externas@lan.com	Plantão: (11) 8644-0128
www.lan.com	www.tam.com.br
www.lan.com/es_cl/sitio_personas/prensa-lan	www.tam.com.br/imprensa

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination of LAN Airlines

S.A. and TAM S.A. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement on Form F-4 (Registration No. 333-177984) filed with the SEC by LAN and Holdco II S.A. (“Holdco II”) which has been declared effective by the SEC and the offer to exchange/prospectus included therein. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that LAN and Holdco II have filed or will file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER OFFERING MATERIALS AND DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.